

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 7, 2015

Via E-mail
Mr. Robert M. Falzon
Executive Vice President and Chief Financial Officer
Prudential Financial, Inc.
751 Broad Street
Newark, New Jersey 07102

Re: **Prudential Financial, Inc.**
      Form 10-K for Fiscal Year Ended December 31, 2014
      Filed February 20, 2015
      File No. 001-16707

Dear Mr. Falzon:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for Financial Services Businesses by Segment
Variable Annuity Hedging Program Results, page 92

1. Please describe and quantify for us the factors underlying the increases in the gross embedded derivative liability to $14.8 billion and the NPR adjustment to $6.7 billion. Please also explain to us the reasons why the NPR adjustment was 45% of the gross embedded derivative liability at December 31, 2014 in comparison to 81% at December 31, 2013.

2. Regarding your tabular disclosure on page 94, please provide us with an analysis as to how the following were derived:
   - change in fair value of hedge positions;
   - change in value of hedge target;
   - change in portions of U.S GAAP liability, before NPR, excluded from hedge target; and
   - change in the NPR adjustment.

   In addition, tell us how this information correlates to:
   - the table on page 93, which shows a reconciliation between the fair value of the embedded derivative as defined by U.S. GAAP and the value of your hedge target; and
   - the net losses of $2.6 billion in 2014 from product related embedded derivatives and related hedge positions disclosed in the last paragraph on page 127.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comments, please provide a written statement from the company acknowledging that:
   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Please contact Frank Wyman, Senior Staff Accountant, at (202) 551-3660 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

   Sincerely,

   /s/ Jim B. Rosenberg

   Jim B. Rosenberg
   Senior Assistant Chief Accountant